[GRAPHIC APPEARS HERE]

March 9, 2006

VIA EDGAR AND OVERNIGHT COURIER

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

RE:	Form 10-K for the fiscal year ended December 31, 2004

Forms 10-Q for the Quarters ended April 3, 2005, July 3, 2005 and October 2, 2005

File No. 1-14962

Dear Mr. Decker:

This letter is submitted on behalf of CIRCOR International, Inc. (“the Company” or “Circor”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004, and Forms 10-Q for the fiscal quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 (File No. 1-14962) as set forth in your letter dated February 21, 2006. Your February 21, 2006 letter provided further comments upon review of our letter dated January 11, 2006 which responded to your original letter dated December 29, 2005 to Kenneth W. Smith, Senior Vice President and Chief Financial Officer.

Mr.	Rufus Decker

For reference purposes, the text of your February 21, 2006 letter has been reproduced in italics herein with responses below for each numbered comment.

Mr. Rufus Decker

Securities and Exchange Commission

March 9, 2006

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 2, 2005

General

Comment No. 1

In connection with responding to our comments, please provide, in writing, a statement acknowledgement that:

•	you are responsible to the adequacy and accuracy of the disclosure in your filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Comment No. 1

The Company hereby acknowledges as follows:

•	Management of the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4. Controls and Procedures, page 28

Comment No. 2

As discussed in Question and Answer 3 of “Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports – Frequently Asked Questions (revised October 6, 2004),” under limited and specified circumstances, the staff will not object to management excluding an acquired business from management’s assessment of the registrant’s internal control over financial reporting. The FAQ provides that, in such situations, management must identify the acquired business excluded and indicate the significance of the acquired business to the registrant’s consolidated financial statements.

Mr. Rufus Decker

Securities and Exchange Commission

March 9, 2006

FAQ 3 relates only to omitting an assessment of an acquired business’s internal control over financial reporting from the assessment of the registrant’s internal control over financial reporting. By its terms, it does not address management’s evaluation of disclosure controls and procedures. While we recognize that there is substantial overlap between a company’s disclosure controls and procedures and its internal control over financial reporting, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures.

In light of the overlap noted above, in those situations in which a registrant may properly rely on FAQ 3, we believe that management’s evaluation of disclosure controls and procedures may exclude an assessment of those disclosure controls and procedures of the acquired entity that are subsumed by internal control over financial reporting. If the disclosure controls and procedures are not subsumed, they may not be excluded from management’s assessment of disclosure controls and procedures. In addition, consistent with FAQ 3, we would expect the registrant to indicate the significance of the acquired business to the registrant’s consolidated financial statements.

We note that the Forms 10-Q for the periods ended April 3, 2005, July 3, 2005 and October 2, 2005 exclude the acquisition of Loud from management’s evaluation of Circor’s disclosure controls and procedures. We further note that management did not indicate the significance of the acquired business to the registrant’s consolidated financial statements. In the Form 10-K that will be filed for CIRCOR’s year ended December 31, 2005, please disclose whether there were any elements of Loud’s disclosure controls and procedures that were not subsumed by Loud’s internal control over financial reporting. If there were, please identify these disclosure controls and procedures and disclose whether Circor’s principal executive and financial officers continue to believe that Circor’s disclosure controls and procedures were effective as of the ends of the periods covered by the reports. In addition, please disclose the significance of Loud to Circor’s consolidated financial statements.

Response to Comment No. 2

In our Annual Report on Form 10-K which we filed on March 1, 2006, we included the following additional disclosure relative to Loud in our evaluation of disclosure controls and procedures (Item 9A):

In our Forms 10-Q for the periods ended April 3, 2005, July 3, 2005 and October 2, 2005, we excluded the acquisition of Loud from our evaluation of disclosure controls and procedures. In evaluating Loud’s disclosure controls and procedures, we did not identify any disclosure controls and procedures that were not encompassed by Loud’s internal control over financial reporting. During each of the fiscal quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 and for the fiscal year ended December 31, 2005, Loud represented approximately 4% of our total year-to-date net revenue and 8% of our total net assets, respectively.

Mr. Rufus Decker

Securities and Exchange Commission

March 9, 2006

If you have any comments or questions about this letter, please feel free to contact the undersigned at (781) 270-1255 or John F. Kober, III, Vice President and Corporate Controller at (781) 270-1235.

Sincerely,

/s/ Alan J. Glass

Vice President, General Counsel and Secretary

cc:	David A. Bloss, Sr.

Kenneth W. Smith

John F. Kober, III

Patrick Canning

KPMG LLP

Suzanne D. Lecaroz

Goodwin Procter LLP